UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cutera, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

23109108
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 23109108

1. Names of Reporting Persons. Kevin P. Connors
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 696,7261
6. Shared Voting Power -0-
7. Sole Dispositive Power 696,7261
8. Shared Dispositive Power -0-
9. Aggregate Amount Beneficially Owned by Each Reporting Person 696,7261
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11. Percent of Class Represented by Amount in Row (9) 5.1%
12. Type of Reporting Person IN

 1  Includes 216,965 options to purchase shares of Common Stock exercisable within 60 days of December 31, 2009.

Item 1.

(a)	Name of Issuer:

Cutera, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3240 Bayshore Blvd., Brisbane, CA 94005

Item 2.

(a)	Name of Person Filing:
Kevin P. Connors

(b)	Address of Principal Business Office or, if none, Residence:
c/o Cutera, Inc., 3240 Bayshore Blvd., Brisbane, CA 94005

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

23109108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owed:

696,726 shares1

(b)	Percent of class:

5.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

696,726 shares1

(ii)	Shared power to vote or to direct the vote:

0- shares

(iii)	Sole power to dispose or to direct the disposition of:

696,726 shares1

(iv)	Shared power to dispose or to direct the disposition of:

0 shares

Item 5.              Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.              Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.              Identification and Classification of Members of the Group

Not applicable.

Item 9.              Notice of Dissolution of Group

Not applicable.

Item 10.            Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2010

By:  /s/ Kevin P. Connors
Kevin P. Connors